[redacted]

OMB APPROVAL

OMB Number: 3235-0123

SEC 09055383 COMMISSION

SEC FILE NUMBER
SEC 67002

Mail Processing Section

FEB 17 2009

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalmore Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Ave, #6707
(No. and Street)

New York (City) NY (state) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Seidel 212-557-3797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name*)

67 Wall Street, 22nd Floor (Address) New York (City) NY (state) 10005 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Oscar Seidel swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalmore Group, LLC as of December 31 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JINUK HAH
MY COMMISSION EXPIRES AUGUST 25, 2012
01HA6192026
NEW YORK COUNTY
NOTARY PUBLIC, STATE OF NEW YORK

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

DALMORE GROUP, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Contents

Auditors' report

To the Member
Dalmore Group, LLC
New York, New York

We have audited the accompanying balance sheet of Dalmore Group, LLC as of December 31, 2008, and the related statements of operations, changes in member capital, and cash flows, and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalmore Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP
Certified Public Accountants and Advisors

February 5, 2009

DALMORE GROUP, LLC
BALANCE SHEET
DECEMBER 31, 2008

Assets

Current assets		
Cash	$	9,907
Prepaid expenses		200
Total current assets		**10,107**
Other assets		
Clearing deposit		5,006
Total other assets		**5,006**
Total assets	**$**	**15,113**

Liabilities and Member Capital

Current liabilities		
Accounts and accrued expenses payable	$	3,400
Total current liabilities		**3,400**
Total liabilities		**3,400**
Member capital		11,713
Total liabilities and member capital	**$**	**15,113**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Revenue		
Referral fees	$	72,093
Total revenue		**72,093**
Operating expenses		
Professional fees		8,275
Regulatory fees		4,165
Commission		59,938
Travel		182
Rent		12,000
Computer and data services		1,993
Insurance		364
Bank charges		258
Total operating expenses		**87,175**
Loss from operations	**$**	**(15,082)**
Other income		
Interest income		12
Total other income		**12**
Net loss	$	**15,070**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2008

Member capital, beginning	$	17,783
Capital contributions		9,000
Net loss		(15,070)
Member capital, December 31, 2007	**$**	**11,713**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Cash flows from operating activities		
Net loss	$	(15,070)
Changes in operating assets and liabilities		
Increase in clearing deposit		(5,006)
Decrease in accounts and accrued expenses payable		(4,100)
Net cash used in operating activities		**(24,176)**
Cash flows from financing activities		
Capital contribution from member		9,000
Net cash provided by financing activities		**9,000**
Decrease in cash and cash and cash equivalents		**(15,176)**
Cash and cash equivalents, beginning of year		25,083
Cash and cash equivalents, end of year	**$**	**9,907**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital		
Total equity capital	$	11,713
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		200
Net capital before haircuts and undue concentration on securities positions		**11,513**
Haircuts and undue concentration on securities positions		-
	$	**11,513**

Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	3,400
	$	**3,400**
Ratio: aggregate indebtedness to net capital		3.39 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	6,513

Reconciliation of December 31, 2008 audited computation of net capital and Company's unaudited December 31, 2008 Part IIA filing.

Unaudited December 31, 2008 net capital per December 31, 2008 Part IIA filing	$	11,513
Audit adjustments		--
Net capital	**$**	**11,513**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to it member and reported on their individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 – OPERATING LEASE

In November 2006, the Company subleases its facility from its single member, Oscar Seidel for $1,000 per month under month-to-month arrangement.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
Dalmore Group, LLC
New York, New York

We have examined the financial statement of Dalmore Group, LLC for the year ended December 31, 2008, and have issued our report therein dated February 5, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dalmore Group, LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

KBL, LLP
Certified Public Accountants and Advisors

February 5, 2009

END